Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Amended and Restated Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. 2010 Incentive Award Plan and the Hudson Pacific Properties, Inc. Director Stock Plan of our reports dated February 17, 2017, with respect to the consolidated financial statements and schedule of Hudson Pacific Properties, Inc. and Hudson Pacific Properties, L.P. and the effectiveness of internal control over financial reporting of Hudson Pacific Properties, Inc. included in its Annual Report (Form 10-K) of Hudson Pacific Properties, Inc. for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

June 14, 2017